From: **Bob Messerschmidt** noreply@thecor.com
Subject: [TEST] I personally invite you to reserve a spot in our latest initiative
Date: February 9, 2022 at 8:52 AM
To: bob@knowyourcor.com

BM

Dear {{ subscriber.first_name }},
As most of you know, COR is my Magnum Opus. You also know that I tend to think outside the box. COR was born from my firm belief that Steve Jobs was absolutely right about putting the consumer at the centre of health and wellness. But deeper information is now needed, beyond what is possible with wearables.

What if everybody had unfettered access to deep metabolic information about how their own unique bodies respond to food and fitness changes and insight into what practices make the biggest impact? Is that even possible?

Bob Messerschmidt @bobme · 12/5/21
Everybody will eventually have COR blood spectrometers in their homes

thecor.com


COR
COR measures 21-day blood
response to food and exercise for

longevity and life improvement

Well, fast forward, and COR has come a long way. To date, we've:

- Deployed 600 spectrometers,
- Built a 3,000+ waitlist,
- Established a $3 million + rev run rate as of December 2021,
- And completed IRB-approved research studies with over 250 participants.

(That's a very abbreviated list).

Needless to say, we are very excited about how far we've come, and the enormous opportunity we see before us.

I'm writing to you personally today to invite you to reserve a spot in our latest initiative – a Wefunder campaign that will allow us to hit our next major milestones while inviting in our community to be equity stakeholders. Wefunder feels like an intuitive step, as we want to share the upside of our success not just with VC but with the people who know us best.

You can check out our pitch here

We're already well on the way to hitting our reservation goal. We'd love to include you in this round! Our raise is currently in "testing the waters" mode as required by the SEC while we finalize our paperwork, so you'll only be making a reservation – anyway from $100 to $10,000 – not actually investing yet. You will be asked to enter credit card details for pre-authorization, it will not be charged. Once we file everything in the coming weeks, you'll be able to confirm your investment.

If you want to chat more about any of this, I'm more than happy to do so. Feel free to call me any time at 408-480-5941 (text first maybe so I don't let it go to VM), schedule a video call here , or email me back with specific questions.

See you there!
Bob Messerschmidt
Founder and CEO, Cor

**Some necessary "testing the waters" disclosures:
1. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform
2. Any indication of interest involves no obligation or commitment of any kind.

3. We will do a pre-authorization check to ensure that your card is ready to be charged when the fundraise goes live. At that point, you will confirm with you that you want to make your reservation into an investment and the amount will be charged to your credit card. Note: The pre-authorization is not an actual charge and will drop off within a few days from your credit card statement.
4. Also important to note, the max amount an investor can pre-authorize with a credit card is $10,000.

[illegible]

Invest in Our [illegible]

We are in the "early bird" investor phase for another week, meaning that we haven't opened our campaign to the public yet. We wanted to give you, our first investors, friends, and family members a chance to invest early in this round with preferential terms before we open it up to the general public.

By investing now, you can really boost our chances of success for the public round by increasing our pre-subscriber numbers with strong early momentum.

Please click the link and make a reservation today.

Thank you,
Bob [illegible]
Founder & CEO
[illegible]

**Some necessary "testing the waters" disclosures:

1. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform
2. Any indication of interest involves no obligation or commitment of any kind.
3. We will do a pre-authorization check to ensure that your card is ready to be charged when the fundraise goes live. At that point, you will confirm with you that you want to make your reservation into an investment and the amount will be charged to your credit card. Note: The pre-authorization is not an actual charge and will drop off within a few days from your credit card statement.
4. Also important to note, the max amount an investor can pre-authorize with a credit card is $10,000.

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.